Mail Stop 6010
February 22, 2006

Mr. Henry Houston
Chief Financial Officer
Remote Knowledge, Inc.
3657 Briarpark, Suite 100
Houston, Texas 77042

	Re:	Remote Knowledge, Inc.
		Amendment No. 1 to Form 10-KSB for the Fiscal Year Ended
        December 31, 2004
		Filed November 30, 2005
		Form 10-QSB for the Quarterly Period Ended September 30,
2005
		File No. 333-106247

Dear Mr. Houston:

      We have reviewed your filings and response letter dated February 15, 2006 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Amendment No. 1 to Form 10-KSB for the Year Ended December 31,
2004

Financial Statements

Note 5. Related Party Transactions, page 35


1. Please refer to your response to prior comment 1 from our December
15, 2005 letter. You refer to paragraph 10(e) of SFAS 133 as the guidance you relied upon in determining that SFAS 133 is not applicable to the interest rate feature of the debt issued in January, April, July, September and October of 2003. Paragraph 58(c)(3), which provides implementation guidance on SFAS 133, clarifies that the exception in paragraph 10(e)(3) is intended to apply to contracts with settlements based on the volume of items sold or services rendered, for example, royalty agreements. It is not intended to apply to contracts based on changes in sales or revenues due to changes in market prices. Further, even if paragraph 10(e)(3)
did apply, you would need to evaluate whether the contract`s underlying is the combination of two or more variables, and one or more would not qualify for one of the exceptions above, such as the minimum interest payment. You should apply SFAS 133 based upon the predominant characteristics of the combined variable. The contract is subject to the requirements of SFAS 133 if the changes in its combined underlying are highly correlated with changes in one of the component variables that would not qualify for an exception. Please also refer to paragraph 13(b) of SFAS 133.


      As appropriate, please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

	You may contact Praveen Kartholy, Staff Accountant at
202.551.3778 or me at 202.551.3604 if you have questions regarding these comments and related matters. You may also contact Michele
Gohlke, Branch Chief at 202.551.3327.


      Sincerely,



      Kate Tillan
Assistant Chief Accountant

Mr. Henry Houston
Remote Knowledge, Inc.
February 22, 2006
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